UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

AZZ Inc.
(Exact name of registrant as specified in its charter)

Texas	1-12777	75-0948250
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

One Museum Place, Suite 500 3100 West 7th Street Fort Worth, Texas		76107
(Address of principal executive offices)		(Zip Code)

Bradshaw Hawkins (817) 810-0095
(Name and telephone number, including area code, of the person to contract in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of AZZ Inc.’s Conflict Minerals Report is filed as Exhibit 1.01 hereto, and is also publicly available on its website at www.azz.com as well as on the Securities and Exchange Commission’s EDGAR database at www.sec.gov. The content of any website referred to in this Form SD, and any information accessible through such websites, is included for general information only and is not incorporated by reference in this Form SD nor deemed filed with the Securities and Exchange Commission

Item 1.02 Exhibit

AZZ Inc.’s Conflict Minerals Report for the year ended December 31, 2018 is filed as Exhibit 1.01 hereto.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit No.	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2019

AZZ Inc.

By: /s/ Tara D. Mackey
Tara D. Mackey
Chief Legal Officer

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